UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69829

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Integrity Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16767 N. Perimeter Dr. Suite 320
(No. and Street)

Scottsdale	AZ	85260
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wesley Gilbreath	480-321-8992	wesgilbreath@annexus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

801 Nicollet Mall West Tower	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wesley Gilbreath_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Integrity Capital, LLC_____, as of 12/31_____, 2024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HEATHER TAYLOR
Notary Public - Arizona
Maricopa County
Commission # 675197
My Comm. Expires Nov 13, 2028

Signature:

Title:
FinOp

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

<u>INTEGRITY CAPITAL, LLC</u>
<u>SCOTTSDALE, ARIZONA</u>

<u>DECEMBER 31, 2024</u>

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

INTEGRITY CAPITAL, LLC
SCOTTSDALE, ARIZONA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

CONTENTS



Report of Independent Registered Public Accounting Firm

Member and the Board of Managers
Integrity Capital, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Integrity Capital, LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Supplemental Information
The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2017.

Minneapolis, Minnesota
March 28, 2025

INTEGRITY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2024

ASSETS

Cash	$	450,494
Commission Receivable		429,164
Prepaid Expenses		61,340
TOTAL ASSETS	$	940,998

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Related Parties	$	122,660
Accrued Employee Bonus and Payroll		211,855
Accrued Expenses		48,972
TOTAL LIABILITIES	$	383,487
MEMBER'S EQUITY	$	557,511
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	940,998

The accompanying notes are an integral part of the financial statements.

INTEGRITY CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

Commission Revenue	$	5,839,311
TOTAL REVENUES		5,839,311
EXPENSES		
Compensation and Benefits		3,594,260
Management Fees		1,384,963
Office and Other		478,754
Professional and Consulting Fees		152,897
Taxes and Licenses		112,449
IT Software and Miscellaneous		117,773
Occupancy		12,357
Insurance		3,871
TOTAL EXPENSES		5,857,324
NET LOSS	$	(18,013)

The accompanying notes are an integral part of the financial statements.

INTEGRITY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

BALANCE - JANUARY 1, 2024	$	575,524
Net Loss	$	(18,013)
BALANCE - DECEMBER 31, 2024	$	557,511

The accompanying notes are an integral part of the financial statements.

INTEGRITY CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

OPERATING ACTIVITIES	
Net Income/(Loss)	(18,013)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:	
(Increase)/Decrease in Operating Assets:	
Commission Receivable	(183,682)
Prepaid Expenses and Other Assets	(33,722)
Increase/(Decrease) in Operating Liabilities:	
Accrued Employee Bonus and Payroll	58,152
Due to Related Parties	18,160
Accrued Expenses	48,972
NET CASH USED IN OPERATING ACTIVITIES	(110,133)
NET CASH USED IN INVESTING ACTIVITIES	-
NET CASH USED IN FINANCING ACTIVITIES	-
NET DECREASE IN CASH	(110,133)
CASH - beginning of year	560,628
CASH - end of year	$ 450,495

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

INTEGRITY CAPITAL, LLC (the "Company") formerly known as Annexus Securities, LLC is a Delaware limited liability company, which is wholly owned by Annexus Holdings, LLC ("Holdings"), a Delaware limited liability limited partnership.

In August 2022, the indirect equity ownership and control of the Company was transferred from Annexus Holding, LLLP to Holdings which was subsequently acquired by Integrity Marketing Group, LLC ("IMG"). A Continuing Membership Application (CMA) was filed with the Financial Industry Regulatory Authority (FINRA) and approved October 27, 2022.

Headquartered in Scottsdale, Arizona, the Company was formed in 2016 to operate as a securities broker-dealer, engaging in marketing and wholesaling of registered annuities through wholesale and independent distribution. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is considered a non-covered firm and relies on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5, as the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). On August 31, 2020, the Company amended its Membership Agreement to be considered a non-covered firm.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practice within the brokerage industry. The accompanying financial statements are presented on the accrual basis of accounting, in conformity with GAAP.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions Receivable

The Company's accounts receivable is from commissions paid by unaffiliated broker-dealers for marketing, training, and wholesaling of their registered product. Commissions receivable from unaffiliated broker-dealers were $245,482 and $429,164 at December 31, 2023 and December 31, 2024 respectively, and recorded on the statement of financial condition. The increase in total commissions receivable of $183,682 is primarily due to the addition of new products during the year which totaled $156,088.

The Company did not have any other significant commission receivable assets or commission payable balances as of December 31, 2024. Commissions receivable over 30 days are considered past due and treated as a nonallowable asset for net capital purposes. As of December 31, 2024, there was no allowance for credit losses recorded in the financial statements.

Prepaid Expenses

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the service period.

Revenue Recognition

The Company recognizes revenues pursuant to FASB's Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The Company's performance obligations under its single customer contract include marketing, training, and wholesaling activities related to the sale of registered annuity products. Commission revenues are earned on the basis of and calculated as a percentage of the initial policy premium at issue date. Under ASC 606, the Company views the marketing, training, and wholesaling activities as a single performance obligation and recognizes revenue at policy issue date consistent with the payments received monthly under the contract.

Expense Sharing Agreement

The Company is part of an expense sharing agreement with Annexus Management Company, LLC ("AMC") such that certain general and administrative expenses are allocated to the Company as a management fee primarily based on the proportion of employee headcount and resources utilized. The expense sharing agreement also requires reimbursement for direct costs incurred by AMC on behalf of the Company. All appropriate allocations have been made for the year ended December 31, 2024, and are included in management fees expense on the statement of operations.

Salaries and Benefits

The Company had thirteen full-time allocated IMG employees and numerous part time allocated IMG

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

employees equaling approximately 4.5 full time employees as of December 31, 2024. Expenses for securities compensation, salaries, benefits and payroll taxes for the allocated IMG employees are a direct expense of the Company, however, are paid through IMG to securities licensed employees and reimbursed by the Company. Other expenses are allocated to the Company in accordance with the expense sharing agreement.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. AMC has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements. The Company is subject to federal and state income tax examinations for taxable years 2021 - 2024.

Events Occurring after Reporting Date

Management has evaluated events and transactions that occurred through the date the Company's financial statements were issued, for possible recognition or disclosure in the financial statements.

Effective January 31, 2025, First Palladium, LLC merged with and into the Company, whereupon the Company was the surviving entity. At the merger date, the Company became the assignee for First Palladium, LLC and assumed all related assets, liabilities, and responsibilities. There were no goodwill, intangibles, or fair value adjustments recorded as both entities are under common control by IMG.

Recently Adopted Accounting Pronouncements

During 2024, the Company adopted Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280)*, which was issued by the Financial Accounting Standards Board (FASB) in November 2023 (see Note 8). The purpose of ASU 2023-07 is to improve disclosures about a public entity's reportable segments and expenses.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company engages in various marketing and wholesaling activities in which counterparties solely include broker-dealers, some which may be affiliated with banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk from loss of revenue. The risk of default depends on the creditworthiness of the issuer of the instrument.

For the year ended December 31, 2024, 99% of commission revenue was paid by one unaffiliated broker-dealer. This customer accounted for 89% of commissions receivable as of December 31, 2024.

NOTE 4 - TRANSACTIONS WITH AFFILIATES

As described in note 2, during 2024, affiliates paid various expenses on behalf of the Company. Expenses related to salaries, securities compensation, benefits, and payroll taxes for shared employees totaled $3,594,260 for the year ended December 31, 2024. Management fees which relate to general and administrative expenses totaled $1,384,963 for the year ended December 31, 2024. As of December 31, 2024, the net payable to AMC totaled $122,660.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

From time to time the Company is involved or may be involved in legal proceedings, regulatory and arbitration proceedings and claims that may arise in the ordinary course of business, the outcome of which is uncertain, management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2024, the Company had regulatory net capital of $417,286, which was $391,720 in excess of its required net capital of $25,566. The Company's percentage of aggregate indebtedness to net capital ratio was 92%.

NOTE 7 - EMPLOYEE BENEFIT PLAN

IMG sponsors a 401(k) plan for the benefit of employees. During the year ended December 31, 2024, $72,183 related to matching contributions to the plan were charged to operations and included in

NOTE 7 - EMPLOYEE BENEFIT PLAN (CONTINTUED)

compensation and benefits on the statement of operations.

NOTE 8 – SEGMENT REPORTING

The Company engages in marketing and wholesaling of registered annuities through wholesale and independent distribution. The accounting policies of this segment are the same as those described in the summary of significant accounting policies (see Note 2). The measure of segment assets is reported on the statement of financial condition as total assets. The Company has identified its chief financial officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expense categories included in the reported measure of segment profit or loss that are regularly provided to the CODM are the categories presented on the statement of operations. Office and other expenses include marketing, selling, and travel expenses.

INTEGRITY CAPITAL, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2024

Net Capital		
Total member's equity from the Statement of Financial Condition	$	557,511
Nonallowable assets from the Statement of Financial Condition		(140,225)
Net Capital	$	417,286
Total aggregate indebtedness	$	383,487
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3 % of aggregate indebtedness or $5,000)	$	25,566
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	25,566
Excess net capital	$	391,720
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$	378,937
Percentage of aggregate indebtedness to net capital		92%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024, originally filed on January 24, 2025, and amended March 27, 2025.

INTEGRITY CAPITAL, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2024

The Company does not claim exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is considered a non-covered firm and relies on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5, as the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no amounts reportable under this section.

INTEGRITY CAPITAL, LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2024

The Company does not claim exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is considered a non-covered firm and relies on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5, as the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no amounts reportable under this section.